Exhibit 3.3

SHAREHOLDERS’ AGREEMENT

This Shareholders’ Agreement (“Agreement”) is dated effective ____________, 20___ by and among Zenlabs Holdings Inc., a British Columbia corporation (the “Company”), and the shareholders of the Company set forth on the signature page hereof (collectively, the “Shareholders”).

Article I. DEFINITIONS

Section 1.01 Unless defined elsewhere in this Agreement, capitalized terms used in this Agreement will have the following meanings ascribed to them:

(a)	“person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity;

(b)	“Shares” means shares of the Company’s Subordinate Voting Stock and Multi-Voting Stock, as applicable.

(c)	“Transfer” means any transfer, including but not limited to any sale, exchange, gift, encumbrance, foreclosure of an encumbrance, or seizure to secure a judgment, regardless of whether the transfer occurs voluntarily or involuntarily, by operation of law, or because of any act or occurrence.

(d)	“Transfer Notice” means a notice delivered under Section 2.03 that sets forth: (a) the names of the proposed transferees; (b) the number of Shares that the Shareholder proposes to Transfer; (c) the type of proposed Transfer; and (d) the proposed other terms and conditions of the Transfer, including but not limited to the payment terms, if applicable.

Article II. RESTRICTIONS ON TRANSFER

Section 2.01 Restriction. No Shareholder shall Transfer any of his/her/its Shares unless such Transfer is required by this Agreement or the Company has been notified of such Transfer pursuant to Section 2.03. Notwithstanding the foregoing, no Shareholder shall Transfer any Shares which would cause any transferee to hold, beneficially own, or be entitled to more than 19.9% of the Company’s profits or the issued and outstanding Shares of any class of the Company’s capital stock without (i) the prior written consent of the Company and (ii) such transferee providing all of the information and documents required by Section 3.04. Any Transfer made in contradiction to this Section shall be null and void and have no force or effect.

Section 2.02 Securities Laws. No offer or Transfer of Shares by a Shareholder may be made unless pursuant to an effective registration statement filed under the Securities Act of 1933, the securities laws of Canada and the United States of America, as applicable, and applicable province and state securities laws (collectively, “Applicable Laws”), or unless the Company receives an opinion of counsel, in form and from counsel satisfactory to the Company, that the offer or Transfer is exempt from the registration requirements of the Securities Act of 1933 and Applicable Laws.

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Section 2.03 Transfer Notice. No Transfer of Shares by a Shareholder shall be permitted unless the Company receives written Transfer Notice from the transferring Shareholder at least five (5) days prior to such Transfer.

Section 2.04 Transferees. No Transfer of Shares by a Shareholder may be made unless the transferee is a party to this Agreement, or becomes a party to this Agreement by signing a Joinder Agreement in the form attached as Exhibit A (the “Joinder Agreement”). Each party to this Agreement consents to a permitted transferee becoming a party to this Agreement if such permitted transferee signs the Joinder Agreement.

Section 2.05 Indemnification. Each Shareholder will defend and indemnify the Company and each present and future shareholder, director, officer, and authorized representative of the Company for, from, and against any and all claims, actions, proceedings, damages, liabilities, and expenses of every kind, whether known or unknown, including but not limited to reasonable attorney’s fees, resulting from or arising out of any Transfer of Shares by such Shareholder that is not expressly permitted or required by this Agreement.

Article III. REGULATORY DIVESTMENT AND NOTICE REQUIREMENTS

Section 3.01 Automatic Divestment. If any of the following occurs to a Shareholder, all interests of that Shareholder (the “Affected Shareholder”) in the Company will automatically and immediately terminate and vest in the Company as treasury stock, and the Affected Shareholder will cease to be a Shareholder, all subject only to any contrary requirements of the Cannabis Laws (as defined below). The divestiture events are as follows:

(a)	The Affected Shareholder is convicted of any criminal offense, if a conviction of the offense in question would, pursuant to the California Medical and Adult Use Cannabis Regulation and Safety Act (“MAUCRSA”) and its implementing regulations, as the same may be amended or supplemented from time to time, together with the regulations promulgated thereunder and all applicable local laws promulgated pursuant thereto (collectively, referred to herein as the “Cannabis Laws”) disqualify the Company or Affected Shareholder from obtaining or maintaining any applicable license to operate a medical cannabis business or to be a Shareholder of a medical cannabis business or disqualify the Company or Affected Shareholder from obtaining any applicable license to operate a recreational cannabis business or to be a Shareholder of a recreational cannabis business. Unless otherwise ordered by a court of competent jurisdiction or by the department charged with issuing and administering state licenses (the “Agency”), where a Shareholder is charged with a criminal offense, the Shareholder’s right to vote, receive dividends and participate in the operation of the Company, under this Agreement shall be suspended until final resolution of the case. The Shareholder shall sign a proxy statement authorizing another Shareholder, selected by Company, to exercise the Shareholder’s rights under this Agreement, unless and where the Agency and/or any applicable local or state licensing authority (collectively, the “Licensing Authorities”) upon request have agreed to defer pursuing any action based upon such charges against the Company’s application/permit for a medical or recreational cannabis business license or licenses, or where any such actions of the Licensing Authorities are subject to a stay order, then the Affected Shareholder’s interest shall not be subject to divestiture under this subdivision.

Zenlabs Holdings Inc. Shareholders’ Agreement	Initials: ______, ______

(b)	The Affected Shareholder, or any entity that the Affected Shareholder owns or controls, incurs a revocation of any California medical or recreational cannabis business license, and it is determined by the directors that such revocation has a material adverse effect upon the issuance to the Company of a medical or recreational cannabis business license or otherwise negatively impacts licensure with the Licensing Authorities.

(c)	The Licensing Authorities issues a formal recommendation against the renewal or issuance to the Company of any applicable medical or recreational cannabis business license, which recommendation cites the participation of the Affected Shareholder as a factor in the decision.

(d)	The Licensing Authorities denies or revokes the issuance to the Company of a medical or recreational cannabis license, citing the participation of the Affected Shareholder as a factor in the decision, or the Licensing Authorities condition the issuance of a medical or recreational cannabis business license on the Company removing the Affected Shareholder in the Company or its medical or recreational cannabis operations.

Section 3.02 Shareholder Notification. An Affected Shareholder shall notify the Company in accordance with Section 9.04 of the possibility of any potential divestiture event(s) within seventy-two (72) hours of the Affected Shareholder’s reasonable knowledge of such an event(s).

Section 3.03 Repurchase of Shares Pursuant to this Section. The Company shall be liable for the terminated interests of the Affected Shareholder as follows: (i) The Company and the Affected Shareholder shall determine the fair market value of the Affected Shareholder’s interests by a third-party appraisal. If the Affected Shareholder and the Company cannot agree on a third-party appraiser, they shall both individually choose and pay for their own appraiser and the two appraisers shall choose a third appraiser who shall determine the value of the Shares. Upon such determination, the Company shall deliver an unsecured note with no personal guaranties (the “Payoff Note”) to the Affected Shareholder for the value found by the appraisal. The Payoff Note shall be payable over a five (5) year period and shall bear interest at a rate equal to the then prime rate of interest as announced from time to time by the Wall Street Journal or shall be discounted (using the same rate) to present value if an earlier payoff is required by the Cannabis Laws or Licensing Authorities. Any additional terms of the Payoff Note shall be reasonable and customary for a purchase transaction of shares, subject to any limitations of the Cannabis Laws. The Company may sell the Shares of the Affected Shareholder pursuant to the terms of this Agreement to finance the Payoff Note or for any other lawful reason. Notwithstanding anything contained in this Agreement to the contrary, the divestiture is not contingent on payment and the Shares shall immediately vest in the Company upon the occurrence of any of the events enumerated in this Article III.

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Section 3.04 Regulatory “Owner” or “Financial Interest Holder”. Each Shareholder acknowledges and agrees that certain aspects of this Agreement and such Shareholder’s ownership in the Company may be considered by the Licensing Authorities to constitute the Shareholder’s participation in the “direction, control, or management” or for the Shareholder to have a “financial interest including profits, investment or any other equity interest” in the commercial medical or recreational cannabis businesses of the Company’s subsidiary, Zenleaf, LLC, pursuant to regulations set forth by the Licensing Authorities, as may be amended or supplemented from time to time. If it is determined to be necessary by applicable law, including any Cannabis Laws, or at the request of the applicable Licensing Authorities, each Shareholder hereby agrees to be listed on the affected commercial medical or adult use cannabis license(s) as an “Owner” or “Financial Interest Holder” and provide the required information, documentation, and ongoing disclosures as required by MAUCRSA and the regulations set forth by the Licensing Authorities, and further submitting to any DOJ/FBI livescan background check. In the event a Shareholder is not approved as an “Owner” or “Financial Interest Holder” due to such background check, or otherwise fails to reasonably cooperate with Company or the Licensing Authorities in submitting such information, such event shall be grounds for divestiture of such Shareholder’s interest in accordance with the terms of this Article III, and this Agreement.

Article IV. ISSUANCE OF SHARES

Section 4.01 Issuance of Shares. The Company may not issue Shares, options, or other rights to acquire Shares to a person:

(a)	unless the person is a party to this Agreement;

(b)	unless the person becomes a party to this Agreement by signing a Joinder Agreement in the form attached as Exhibit A; or

(c)	with respect to options or other rights to acquire Shares, unless the exercise of the option or other right is contingent upon the person becoming a party to this Agreement by signing a Joinder Agreement in the form attached as Exhibit A.

Section 4.02 Limitation on Issuances. The Company will not issue Shares to any person if such issuance would cause such person to be classified as an “Owner” as described in Section 3.04, unless all of the following conditions are met:

(a)	the Company’s board of directors shall have specifically authorized such issuance;

(b)	such person shall have provided all of the documents and information and perform all acts reasonably requested by the Company and/or the Licensing Authority for such person to be registered as an “Owner” of the Company (collectively, the “Requested Information”); and

Article V. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder represents and warrants as follows:

Section 5.01 Organization. If the Shareholder is an entity, the Shareholder is duly organized and validly existing under the laws of the jurisdiction of its organization.

Section 5.02 Authority. The Shareholder has full power and authority to sign and deliver this Agreement and to perform all of the Shareholder’s obligations under this Agreement.

Section 5.03 Binding Obligation. This Agreement is the legal, valid, and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other similar laws of general application or by general principles of equity.

Zenlabs Holdings Inc. Shareholders’ Agreement	Initials: ______, ______

Section 5.04 No Conflicts. The signing and delivery of this Agreement by the Shareholder and the performance by the Shareholder of all of the Shareholder’s obligations under this Agreement will not:

(a)	conflict with the Shareholder’s articles of incorporation, bylaws, articles of organization, operating agreement, certificate of limited partnership, partnership agreement, trust agreement, or other similar organizational documents, if any;

(b)	breach any agreement to which the Shareholder is a party, or give any person the right to accelerate any obligation of the Shareholder;

(c)	violate any law, judgment, or order to which the Shareholder is subject; or

(d)	require the consent, authorization, or approval of any person, including but not limited to any governmental body.

Section 5.05 Convictions. The Shareholder does not have any convictions in the State of California or any other jurisdiction, except those convictions disclosed to the Company in writing prior to such Shareholder’s execution of this Agreement. For purposes of this Agreement, “conviction” shall mean and refer to each of the following:

(a)	a plea or verdict of guilty;

(b)	a conviction following a plea of nolo contendere;

(c)	(any convictions dismissed under California Penal Code (the “Penal Code”) §§1203.4, 1203.4a and 1203.41 or any equivalent non-California law;

(d)	any conviction dismissed under California Health and Safety Code (the “H&S Code”) §11361.8 or any equivalent non-California law;

(e)	any violent felony conviction under § 667.5(c) of the Penal Code;

(f)	any serious felony conviction under §1192.7(c) of the Penal Code;

(g)	a felony conviction involving fraud, deceit or embezzlement;

(h)	a felony conviction for hiring, employing or using a minor in transporting, carrying, selling, giving away, preparing for sale or peddling any controlled substance to a minor, or offering, furnishing or selling any controlled substance to a minor;

(i)	a felony conviction for drug trafficking with enhancements pursuant to §§ 11370.4 and 11379.8 of the H&S Code; and

(j)	a conviction under §§ 382 or 383 of the Penal Code.

Zenlabs Holdings Inc. Shareholders’ Agreement	Initials: ______, ______

Section 5.06 Sherman Food, Drug, and Cosmetic Law. The Shareholder has not committed any violation of the California Sherman Food, Drug, and Cosmetic Law that resulted in suspension or revocation of a license, administrative penalty, citation, civil proceeding or criminal conviction.

Section 5.07 Food Sanitation Act. The Shareholder has not committed any violation of the California Food Sanitation Act that resulted in suspension or revocation of a license, administrative penalty, citation, civil proceeding or criminal conviction.

Section 5.08 Cultivation of a Controlled Substance. The Shareholder has not received any fines or penalties for the production or cultivation of a controlled substance on public or private land pursuant to California Fish and Game Code §§ 12025 or 12025.1.

Section 5.09 Prior Acts. The Shareholder has not committed any act that would result in the denial, revocation, or suspension of a license, permit, registration or other consent or approval to conduce commercial cannabis activity.

Section 5.10 Sanctions. The Shareholder has not been sanctioned by any Licensing Authority, city or county for any unlicensed commercial cannabis activity.

Section 5.11 Suspension or Revocation of License. The Shareholder has not had any license, permit, registration or other consent or approval to conduct commercial cannabis activity suspended or revoked by any licensing authority or local jurisdiction, or has had any application for a license, permit, registration or other consent or approval to conduct commercial cannabis activity denied.

Section 5.12 Conflict of Interest. The Shareholder is not employed by any agency in the State of California or any of its political subdivisions in any position that involves the enforcement of laws related to cannabis, or that involves the enforcement of any of the penal provisions of law of the State of California prohibiting or regulating the sale, use, possession, transportation, distribution, testing, manufacturing, or cultivation of cannabis or cannabis products, including but not limited to, employment with the California Department of Justice as a peace officer, or employment in any district attorney’s office, in any city attorney’s office, in any sheriff’s office, or in any local police department.

Section 5.13 History of Fraud. The Shareholder has not been determined by a court or governmental agency or tribunal to have engaged in any attempt to obtain a registration, license, or approval to operate a cannabis business in any state or locality by fraud, misrepresentation, or the submission of false information.

Article VI. SPOUSAL CONSENT

Contemporaneously with the signing and delivery of this Agreement, each party who has a spouse who is not also a party to this Agreement will deliver to the Company a Spousal Consent in the form attached as Exhibit B signed by the party’s spouse. If a party marries an individual who is not a party to this Agreement after the date of this Agreement, the party will promptly deliver to the Company the Spousal Consent signed by the party’s spouse.

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Article VII. EQUITABLE RELIEF

The parties hereto acknowledge that the remedies available at law for any breach of this Agreement may, by their nature, be inadequate. Accordingly, and in addition to any other remedies available to the parties at law or in equity, each party may obtain injunctive relief or other equitable relief to restrain a breach or threatened breach of this Agreement or to specifically enforce this Agreement, without proving that any monetary damages have been sustained.

Article VIII. LEGEND

The Company will imprint each certificate representing Shares with, in addition to any other legends required by Applicable Laws, the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN A SHAREHOLDERS’ AGREEMENT DATED _____________, 20___ AMONG THE COMPANY AND ITS SHAREHOLDERS. THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS AND CERTAIN OTHER TERMS AND CONDITIONS SET FORTH IN SUCH SHAREHOLDERS’ AGREEMENT, IN ACCORDANCE WITH APPLICABLE LAWS.

Article IX. GENERAL

Section 9.01 No Assignment. No party hereto may assign or delegate any of such party’s rights or obligations under this Agreement to any person unless the assignment or delegation is expressly permitted by this Agreement.

Section 9.02 Binding Effect. This Agreement will be binding on the parties hereto and their respective heirs, personal representatives, successors, and permitted assigns, and will inure to their benefit.

Section 9.03 Amendment. This Agreement may be amended only by a written agreement signed by each party hereto.

Section 9.04 Notices. All notices or other communications required or permitted by this Agreement:

(a)	must be in writing;

(b)	must be delivered to the parties hereto at the addresses set forth on the signature page hereof, or any other address that a party may designate by notice to the other parties; and

(c)	are considered delivered:

(i)	upon actual receipt if delivered personally, by fax, or by a nationally recognized overnight delivery service; or

(ii)	at the end of the third (3rd) business day after the date of deposit, if deposited in the United States mail, postage pre-paid, certified, return receipt requested.

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Section 9.05 Waiver. No waiver will be binding on a party unless it is in writing and signed by the party making the waiver. A party’s waiver of a breach of a provision of this Agreement will not be a waiver of any other provision or a waiver of a subsequent breach of the same provision.

Section 9.06 Severability. If a provision of this Agreement is determined to be unenforceable in any respect, the enforceability of the provision in any other respect and of the remaining provisions of this Agreement will not be impaired.

Section 9.07 Further Assurances. The parties hereto will sign other documents and take other actions reasonably necessary to further effect and evidence this Agreement.

Section 9.08 No Third-Party Beneficiaries. The parties hereto do not intend to confer any right or remedy on any third party.

Section 9.09 Attachments. Any exhibits, schedules, and other attachments referenced in this agreement are made a part of this Agreement.

Section 9.10 Remedies. The parties hereto will have all remedies available to them at law or in equity. All available remedies are cumulative and may be exercised singularly or concurrently.

Section 9.11 Governing Law. This Agreement is governed by the laws of the province of British Columbia, without giving effect to any conflict-of-law principle that would result in the laws of any other jurisdiction governing this Agreement.

Section 9.12 Attorney’s Fees. If any arbitration, action, suit, or proceeding is instituted to interpret, enforce, or rescind this Agreement, or otherwise in connection with the subject matter of this Agreement, the prevailing party on a claim will be entitled to recover with respect to the claim, in addition to any other relief awarded, the prevailing party’s reasonable attorney’s fees and other fees, costs, and expenses of every kind, including but not limited to the costs and disbursements incurred in connection with the arbitration, action, suit, or proceeding, any appeal or petition for review, the collection of any award, or the enforcement of any order, as determined by the arbitrator or court.

Section 9.13 Entire Agreement. This Agreement contains the entire understanding of the parties hereto regarding the subject matter of this Agreement and supersedes all prior and contemporaneous negotiations and agreements, whether written or oral, between the parties with respect to the subject matter of this Agreement.

Section 9.14 Signatures. This Agreement may be signed in counterparts. A fax transmission of a signature page will be considered an original signature page. At the request of a party, each other party will confirm a fax-transmitted signature page by delivering an original signature page to the requesting party.

[Signature Page to Follow]

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SHAREHOLDERS’ AGREEMENT
SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned parties have executed this Shareholders’ Agreement, effective as of the date first above written.

COMPANY:		SHAREHOLDERS:

Zenlabs Holdings Inc.		By:
Printed:
Address:
By:
Printed:	Michael Boshart	E-mail:
Title:	CEO	Shares:

Address:	7745 Arjons Drive
San Diego, CA, USA 92126
E-mail:	zenleafca@gmail.com	[Name of Entity Shareholder]

By:
Printed:
Title:
Address:

E-mail:
Shares:

Zenlabs Holdings Inc. Shareholders’ Agreement	Initials: ______, ______

Exhibit A

Joinder Agreement

I, _____________________________, agree to become a party to and be bound by the provisions of the Shareholders’ Agreement dated _________, 20___ by and among Zenlabs Holdings Inc., a British Columbia corporation (the “Company”), and the Company’s shareholders.

Dated effective: ____________________

Shareholder:

By:
Printed:
Title:
Address:

E-mail:
Shares:

Zenlabs Holdings Inc. Shareholders’ Agreement Exhibit A	Initials: ______, ______

Exhibit B

Spousal Consent

1. Spouse. I, _________________________, certify to Zenlabs Holdings Inc. a British Columbia corporation (the “Company”), and its shareholders that I am the spouse of ___________________, a shareholder of the Company.

2. Shareholders’ Agreement. I have read and understood the Shareholders’ Agreement dated _________, 20___ by and among the Company and its shareholders (the “Shareholders’ Agreement”).

3. Compliance. I agree to comply with the provisions of the Shareholders’ Agreement to the extent that I have or subsequently acquire any interest in my spouse’s shares, and agree that any interest that I have or subsequently acquire in my spouse’s shares is subject to the provisions of the Shareholders’ Agreement.

4. Sale. I understand that under the Shareholders’ Agreement my spouse may have the option or obligation to sell some or all of my spouse’s shares.

5. Consent and Waiver. I consent to any sale or conversion of my spouse’s shares to the extent that the sale or conversion is not inconsistent with the Shareholders’ Agreement or applicable law. I waive any right that I may have to challenge any such sale or conversion.

Dated effective: ____________________

Spouse:

By:
Printed:
Title:
Address:

E-mail:

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Zenlabs Holdings Inc. Shareholders’ Agreement Exhibit B	Initials: ______, ______